As filed with the United States Securities and Exchange Commission on May 27, 2011

REGISTRATION STATEMENT NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pacific Capital Bancorp

(Exact name of Registrant as specified in its charter)

Delaware	95-3673456
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

1021 Anacapa Street

Santa Barbara, California 93101

(805) 564-6405

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christine M. Sontag, Esq.

Senior Vice President and Associate General Counsel

1021 Anacapa Street

Santa Barbara, California 93101

(805) 564-6405

(Name, address, including zip code, and telephone number, including area code, of Agent for Service)

Copies to:

Joshua A. Dean, Esq.

Manatt, Phelps & Phillips, LLP

695 Town Center Drive, 14th Floor

Costa Mesa, California 92626

(714) 371-2500

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share	3,608,332	$29.83	$107,636,544	$12,496.60
Warrants to purchase shares of Common Stock, par value $0.001 per share, and underlying shares of Common Stock	15,120.03(2)	$20.00	$302,401	$35.11
Total			$107,938,944	$12,531.71(3)

(1)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, based on the average of the high and low prices of shares of Pacific Capital Bancorp Common Stock reported on the NASDAQ Global Select Market on May 25, 2011, with the exception of shares issuable upon exercise of warrants, which are based on the exercise price of the warrants in accordance with Rule 457(i).
(2)	Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional shares as may become issuable due to adjustments for changes resulting from stock dividends, stock splits, recapitalizations, mergers, reorganizations, combinations or exchanges or other similar events.
(3)	Pursuant to Rule 457(p) of the Securities Act of 1933, the registration fee of $12,531.71 is offset against filing fees previously paid in connection with the Form S-1 (File No. 333-169771) filed on October 5, 2010 by the Registrant that was subsequently terminated on December 28, 2010. Unsold securities constitute $4,844.73 of the total fee paid with respect to said Form S-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and neither we nor the selling securityholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 27, 2011

PROSPECTUS

Up to 3,623,452 Shares of Common Stock

Warrants to Purchase 15,120.03 Shares of Common Stock

This Prospectus relates to the potential resale of up to 3,623,452 shares of our common stock, $0.001 par value per share (the “Common Stock”), and warrants to purchase 15,120.03 shares of our Common Stock (the “Warrants,” and together with the Common Stock, the “Securities”). The shares of Common Stock offered by this Prospectus include up to 15,120 shares of Common Stock issuable upon exercise of the Warrants.

We are registering the Securities for resale by the United States Department of the Treasury (“Treasury”) or its pledgees, donees, assigns, transferees or other successors in interest (collectively, the “Selling Securityholders”). The Securities are being registered to permit the Selling Securityholders to sell the Securities from time to time in the public market or otherwise, in amounts, at prices and on terms determined at the time of offering. The Securities may be sold by any means described in the section of this Prospectus entitled “Plan of Distribution” beginning on page 15.

We will not receive any proceeds from the sale of the Securities by the Selling Securityholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

Shares of our Common Stock are traded on the NASDAQ Global Select Market under the symbol “PCBC.” On May 25, 2011, the closing price of our Common Stock on the NASDAQ Global Select Market was $29.77 per share. The Warrants are not listed or quoted on the NASDAQ Stock Market or any other stock exchange or trading market.

On December 28, 2010, we effected a one-for-one hundred reverse stock split of our Common Stock. All share numbers and per share prices in this Prospectus reflect the one-for-one hundred reverse stock split, except where the context provides otherwise.

Investing in the Securities involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 7 of this Prospectus and in the documents we file with the Securities and Exchange Commission before investing in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The Securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or fund.

The date of this Prospectus is                     , 2011.

-i-

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) under which the Selling Securityholders may sell the Securities described in this Prospectus from time to time in one or more offerings. This Prospectus provides you with a general description of the Securities. A prospectus supplement may add, update or change information contained in this Prospectus.

This Prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the Securities. Statements in this Prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.

You should rely only on the information contained or incorporated by reference in this Prospectus and any prospectus supplement. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. No offer to sell the Securities is being made in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus and, if applicable, any prospectus supplement or any document incorporated by reference in this Prospectus or any prospectus supplement, is accurate as of any date other than the date on the front cover of this Prospectus or on the front cover of the applicable prospectus supplement or documents or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

In this Prospectus, all references to the “Company,” “we,” “us” and “our” refer to Pacific Capital Bancorp and its subsidiaries, unless the context otherwise requires or where otherwise indicated. All references to “our banking subsidiary” or “the Bank” refer to Santa Barbara Bank & Trust, National Association (formerly known as Pacific Capital Bank, National Association), unless the context otherwise requires or where otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, any prospectus supplement and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements, other than statements of historical fact, are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, statements about anticipated future operating and financial performance, financial position and liquidity, business prospects, strategic alternatives, business strategies, regulatory and competitive outlook, investment and expenditure plans, capital and financing needs and availability, acquisition and divestiture opportunities, plans and objectives of management for future operations, and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “will likely result,” “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of these words and similar expressions are intended to identify these forward-looking statements.

Forward-looking statements may be contained in this Prospectus, any prospectus supplement and the documents incorporated herein by reference under “Risk Factors,” or may be contained in our Annual Report on Form 10-K or in our Quarterly Reports on Form 10-Q under headings such as “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” or in our Current Reports on

Form 8-K, among other places. Any investor in Pacific Capital Bancorp should consider all risks and uncertainties disclosed in our filings with the SEC described below under the heading “Where You Can Find More Information,” all of which are accessible on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the regulatory environment, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following:

•

inability to continuously satisfy the higher minimum capital ratios that the Bank is required to maintain pursuant to the Operating Agreement dated September 2, 2010 (the “Operating Agreement”) by and between the Bank and the Office of the Comptroller of the Currency (the “OCC”);

•

the effect of other requirements of the Operating Agreement and the requirements of the Consent Order issued by the OCC on May 11, 2010 (as modified, the “Consent Order”) and the Written Agreement dated May 11, 2010 (“Written Agreement”), by and between us and the Federal Reserve Bank of San Francisco (the “Reserve Bank”), and any further regulatory actions;

•	inability to generate assets on acceptable terms or at all;

•	management’s ability to effectively execute our business plan;

•	inability to raise additional capital, if and when necessary, on acceptable terms or at all;

•	inability to receive dividends from the Bank;

•

costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews;

•	changes in capital classification;

•	the impact of current economic conditions and our results of operations on our ability to borrow additional funds to meet our liquidity needs;

•	local, regional, national and international economic conditions and events and the impact they may have on us and our customers;

•	changes in the economy affecting real estate values;

•	inability to attract and retain deposits;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	changes in the financial performance and/or condition of the Bank’s borrowers;

•	effect of additional provision for loan losses;

•	long-term negative trends in our market capitalization;

•	effects of any changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Reserve Board”);

•	inflation, interest rate, cost of funds, securities market and monetary fluctuations;

•	political instability;

•	acts of war or terrorism, natural disasters such as earthquakes or fires, or the effects of pandemic flu;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by users;

•	changes in consumer spending, borrowings and savings habits;

•	technological changes, including the implementation of new systems;

•	changes in our organization, management, compensation and benefit plans;

•	competitive pressures from other financial institutions;

•	continued consolidation in the financial services industry;

•	inability to maintain or increase market share and control expenses;

•	impact of reputational risk on such matters as business generation and retention, funding and liquidity;

•	rating agency downgrades;

•	continued volatility in the credit and equity markets and its effect on the general economy;

•

effect of changes in laws and regulations (including enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and other changes in laws concerning banking, taxes and securities) with which we and our subsidiaries must comply;

•

effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•	other factors described from time to time in our filings with the SEC; and

•	our success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made, whether as a result of new information, future developments or otherwise, except as may be required by law. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this Prospectus, any prospectus supplement and the documents incorporated by reference might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere or incorporated by reference in this Prospectus. It does not contain all of the information that is important to you. For a more complete understanding of this offering, you should carefully read the entire Prospectus, the registration statement of which this is a part, and the information incorporated by reference in this Prospectus, including the financial statements.

Pacific Capital Bancorp

Overview

Pacific Capital Bancorp is a bank holding company organized under the laws of the state of Delaware. Through our wholly-owned subsidiary, Santa Barbara Bank & Trust, National Association (formerly known as Pacific Capital Bank, National Association) (the “Bank”), we provide a full range of commercial and consumer banking services to households, professionals, and businesses. These banking services include depository, lending, and wealth management services. The Bank’s lending products include commercial and industrial, consumer, commercial and residential real estate loans and Small Business Administration loans, and the Bank’s depository services include checking, interest bearing checking, money market, savings, and certificate of deposit accounts. Other services include safe deposit boxes, travelers’ checks, money orders, foreign exchange services, and cashiers checks. The Bank also offers a wide range of trust and investment advisory services.

As of March 31, 2011, the Bank had $5.9 billion in assets and operated 47 branches located in eight counties in the central coast of California from Los Angeles to Santa Clara. Our principal office is located at 1021 Anacapa Street, Santa Barbara, California 93101, and the telephone number at that address is (805) 564-6405.

We and our affiliates are extensively regulated and supervised under both federal and state law. As a bank holding company, we are subject to regulation and examination by the Reserve Board under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are required to file with the Reserve Board reports and other information regarding our business operations and the business operations of our subsidiaries. As a national banking association, the Bank is subject to primary supervision, examination, and regulation by the OCC. To a lesser extent, the Bank is also subject to certain regulations promulgated by the Reserve Board and the Federal Deposit Insurance Corporation (the “FDIC”), as administrator of the deposit insurance fund. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of our security holders.

Investment and Recapitalization Transactions

Closing of the Investment

On August 31, 2010, pursuant to the terms of an Investment Agreement dated April 29, 2010 (the “Investment Agreement”), we issued to SB Acquisition Company LLC (“SB Acquisition”) (i) 2,250,000 shares of our Common Stock at a purchase price of $20.00 per share and (ii) 455,000 shares of Series C Convertible Participating Voting Preferred Stock (the “Series C Preferred Stock”) at a purchase price of $1,000 per share. The aggregate consideration paid to us by SB Acquisition for these securities was $500 million in cash. Immediately following the effectiveness of an amendment to our articles of incorporation increasing the total number of authorized shares of our Common Stock to 50,000,000 on September 23, 2010, the outstanding shares of Series C Preferred Stock converted into 22,750,000 shares of our Common Stock. After the conversion of Series C Preferred Stock to Common Stock, SB Acquisition held an aggregate of 25,000,000 shares of our Common Stock.

Closing of the Exchange

On August 31, 2010, pursuant to the terms of an Exchange Agreement dated July 26, 2010 (the “Exchange Agreement”), Treasury exchanged all 180,634 shares of our Series B Fixed Rate Cumulative Perpetual Preferred Stock, having an aggregate liquidation amount equal to approximately $180.6 million (the “Series B Preferred Stock”), issued by us to Treasury under the Troubled Asset Relief Program Capital Purchase Program, plus accrued but unpaid dividends on such shares of Series B Preferred Stock (which were approximately $14.4 million as of August 31, 2010), for 195,045 newly created shares of our Series D Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the “Series D Preferred Stock”) having an aggregate liquidation amount equal to approximately $195.0 million. On September 24, 2010, following the effectiveness of an amendment to our articles of incorporation increasing the total number of authorized shares of our Common Stock to 50,000,000 and the satisfaction of certain other conditions set forth in the Certificate of Determination of Preferences of Series D Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, each outstanding share of Series D Preferred Stock converted into 18.5 shares of our Common Stock. As a result, upon the conversion of the Series D Preferred Stock, we issued 3,608,332 shares of Common Stock in the aggregate to Treasury.

As part of the terms of the Exchange Agreement, we amended and restated the terms of a warrant held by Treasury to purchase 15,120.03 shares of Common Stock to provide for an exercise price of $20.00 per share and for a ten-year term ending August 31, 2020.

Debt Tender Offers

On May 17, 2010, we commenced cash tender offers for any and all of our outstanding trust preferred securities and the Bank commenced cash tender offers for any and all of its outstanding subordinated debt securities. As of the expiration of the tender offers, on August 27, 2010 at 5:00 p.m., New York City time (the “Tender Expiration Date”), the Bank had received valid tenders from holders of $68,000,000 in aggregate principal amount of subordinated debt securities. We did not receive valid tenders from holders of any of our trust preferred securities. On August 31, 2010, the Bank accepted for purchase, and made payment for, all subordinated debt securities validly tendered prior to the Tender Expiration Date. No shares of our Common Stock were issued as consideration for the tender offers.

Rights Offering

On October 18, 2010, we commenced a rights offering pursuant to which stockholders of record on August 30, 2010 were entitled to purchase, in the aggregate, up to approximately 7.27 million shares of our Common Stock. The rights offering expired at 5:00 p.m., New York City time, on November 19, 2010. Stockholders exercised subscription rights to purchase 3.82 million shares of our Common Stock at a subscription price of $20.00 per share. In total, we raised gross proceeds of approximately $76.4 million before expenses.

Reverse Stock Split

On December 28, 2010, we effected a 1-for-100 reverse stock split, reducing our authorized shares of Common Stock from 5 billion to 50 million. Outstanding shares were reduced from 3.29 billion to 32.9 million. All outstanding stock options and warrants to purchase stock, and their respective exercise prices, were adjusted for this reverse stock split.

Reincorporation in Delaware

On December 30, 2010, we changed our state of incorporation from California to Delaware. Other than the change in corporate domicile, the reincorporation did not result in any change in our business, physical location, management, assets, liabilities or total shareholder’s equity, nor did it result in any change in location of our employees, including our management. Additionally, the reincorporation did not alter any stockholder’s percentage ownership interest or number of shares owned in the Company.

The Offering

Issuer	Pacific Capital Bancorp

Securities Offered by Us	None

Securities Offered by the Selling Securityholders	Up to 3,623,452 shares of Common Stock, $0.001 par value per share, and warrants to purchase 15,120.03 shares of Common Stock.

Use of Proceeds	We will receive no proceeds from the shares of Common Stock sold by the Selling Securityholders. We may, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash, but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants.

Listing	Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “PCBC.” The Warrants are not listed or quoted on the NASDAQ Stock Market or any other stock exchange or trading market.

Risk Factors	For a discussion of risks associated with an investment in the Securities, see the section entitled “Risk Factors.”

RISK FACTORS

An investment in the Securities involves a high degree of risk. You should carefully consider the risks described in the section “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2010, which has been filed with the SEC and is incorporated herein by reference, in addition to the other information contained in this Prospectus, in any applicable prospectus supplement, or incorporated by reference herein, before purchasing any of the Securities. Any of these risks could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our stockholders. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. In any such case, you could lose all or a portion of your original investment.

USE OF PROCEEDS

We will receive no proceeds from shares of Common Stock sold by the Selling Securityholders.

A portion of the shares of Common Stock covered by this Prospectus are issuable upon exercise of the Warrants. The exercise price of the Warrants is $20.00 per share. If the Warrants are exercised on a cashless basis, we will not receive any cash payment from the Selling Securityholders. However, if we and the Selling Securityholders agree, the Selling Securityholders may also exercise the Warrants and pay us the exercise price in cash. To the extent we receive proceeds from the cash exercise of the Warrants, we may use such proceeds for general corporate purposes or may contribute all or a portion of the proceeds to the Bank.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Market Information

Our Common Stock trades on the NASDAQ Global Select Market under the symbol “PCBC.” As of May 24, 2011, there were approximately 2,887 holders of record of our Common Stock. On December 28, 2010, we effected a 1-for-100 reverse stock split of our Common Stock, as reflected at the open of trading on the following day. All prior per share and dividend amounts have been restated to reflect this split. The following table presents the high and low sales prices and dividends paid for our Common Stock for each quarterly period for the last two years as reported by the NASDAQ Global Select Market:

	High	Low	Dividend
Fiscal Year 2011
Second Quarter (through May 25, 2011)	$31.56	$29.30	$—
First Quarter	31.39	26.38	—
Fiscal Year 2010
Fourth Quarter	$92.00	$22.00	$—
Third Quarter	166.00	62.00	—
Second Quarter	549.00	62.00	—
First Quarter	245.00	97.00	—
Fiscal Year 2009
Fourth Quarter	$193.00	$61.00	$—
Third Quarter	337.00	144.00	—
Second Quarter	886.00	205.00	—
First Quarter	1,747.00	580.00	11.00

Dividends

Our Board of Directors has responsibility for the oversight and approval of the declaration of dividends. The timing and amount of any future dividends will depend on our near and long term earnings capacity, current and future capital position, investment opportunities, statutory and regulatory limitations, general economic conditions and other factors deemed relevant by our Board of Directors. No assurances can be given that any dividends will be paid in the future or, if payment is made, will continue to be paid.

We exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated notes related to trust preferred securities in the second quarter of 2009. We may defer interest payments on the junior subordinated notes for up to 20 consecutive quarters without triggering an event of default under the governing agreements for such subordinated notes. We may not pay any cash dividends on our Common Stock until we are current on interest payments on such subordinated notes. Under the terms of the Written Agreement, we may not end the deferral of interest on such subordinated notes or pay cash dividends on our Common Stock without the prior approval of the Reserve Bank. We may also generally not pay any cash dividends on our Common Stock without Treasury’s consent until the earlier of November 21, 2011, or such time as Treasury ceases to own any debt or equity securities acquired pursuant to the Exchange Agreement or the Warrants. For a discussion of additional regulatory restrictions on the payment of dividends, see “Regulation and Supervision—Dividends and Other Transfer of Funds” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The principal source of funds from which we may pay dividends is the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. The Bank is subject first to corporate restrictions on its ability to pay dividends. Prior OCC approval is also required for the Bank to declare a dividend if the total of all dividends (common and preferred), including the proposed dividend, declared by the Bank in any calendar year will exceed its net retained income of that year to date plus the retained net income of the preceding two calendar years. In addition, the banking agencies have the authority under their safety and soundness guidelines and prompt correct action regulations to require their prior approval or to prohibit the Bank from paying dividends, depending upon the Bank’s financial condition, if such payment is deemed to constitute an unsafe or unsound practice. Further, the Bank may not pay a dividend if it would be undercapitalized after the dividend payment is made. Pursuant to the Operating Agreement, the Bank may not pay a dividend or make a capital distribution to us without prior approval from the OCC or until September 2, 2013. The Written Agreement also restricts the taking of dividends or any other payment representing a reduction in capital from the Bank, without the prior approval of the Reserve Bank.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended, and our bylaws, copies of which have been filed with the SEC.

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. As of May 24, 2011, there were 32,903,521 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. Holders of our Common Stock are entitled to one vote per share with respect to each matter presented to stockholders for vote and are vested with all of the voting power except as our Board of Directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that our Board of Directors may hereafter authorize. Shares of our Common Stock are not redeemable.

Dividends. Holders of our Common Stock are entitled to receive dividends if, as and when declared by our Board of Directors, out of any funds legally available for dividends. There are currently several limitations on our ability to pay dividends. For more information, see “Price Range of Common Stock and Dividend Policy.”

Other Rights. Holders of our Common Stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive a pro rata share our net assets.

The Common Stock does not have preemptive, subscription or conversion rights. Additional shares of authorized Common Stock may be issued, as determined by our Board of Directors from time to time, without stockholder approval, except as may be required by applicable NASDAQ requirements.

Listing. Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “PCBC.” BNY Mellon Shareowner Services is the transfer agent and registrar for our Common Stock.

Fully Paid. Outstanding shares of our Common Stock are validly issued, fully paid and non-assessable. Holders of our Common Stock are not, and will not be, subject to any liability as stockholders.

Restrictions on Ownership. The BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Reserve Board prior to the acquisition of 5% or more of our Common Stock. Any person, other than a bank holding company, is required to obtain prior approval or the non-objection of the Reserve Board to acquire 10% or more of our Common Stock under the Change in Bank Control Act of 1978, as amended (the “CIBCA”). Any holder of 25% or more of our Common Stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. The issuance of our preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action. Furthermore, those shares that may be issued in the future may have other rights, including economic rights senior to our Common Stock, and, as a result, could have a material adverse effect on the market value of our Common Stock.

Anti-Takeover Provisions

Provisions of the Delaware General Corporation Law (the “DGCL”), federal banking regulations and our certificate of incorporation, as amended, and bylaws may delay, defer or prevent a change of control of the Company and/or limit the price that certain investors may be willing to pay in the future for shares of our Common Stock.

Delaware General Corporation Law. Under the DGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a Delaware corporation. The certificate of incorporation or bylaws of a Delaware corporation may, but are not required to, set a higher standard for approval of such transactions. The DGCL also provides certain restrictions on business combinations involving interested parties.

Banking Regulations. The BHCA and the CIBCA, together with federal regulations, require that, depending on the circumstances, either regulatory approval must be obtained or notice must be furnished to the appropriate regulatory agencies and not disapproved prior to any person or entity acquiring “control” of a national bank, such as the Bank. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our Common Stock.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our bylaws require that to be timely, a stockholder proposal (including any stockholder proposal for director nominations and other matters) to be presented at an annual meeting shall be delivered to our Secretary at our principal executive office not less than 90 days nor more than 120 days prior to the anniversary of the prior year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not more than 120 days prior to such annual meeting nor less than the later to occur of (i) the date 90 days prior to such annual meeting date or (ii) the 10th day following the date such annual meeting date is first publicly announced or disclosed. These advance notice provisions could discourage a potential acquirer from making an unsolicited acquisition proposal.

Blank Check Preferred Stock. Subject to certain limitations, our Board of Directors has the authority to designate the rights and preferences of, and issue one or more series of, preferred stock without stockholder approval. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

DESCRIPTION OF WARRANTS

The following is a brief description of the terms of the Warrants. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Warrants, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the Warrants

The Warrants are initially exercisable for 15,120.03 shares of our Common Stock. The number of shares subject to the Warrants are subject to the further adjustments described below under the heading “Adjustments to the Warrants.”

Exercise of the Warrants

The initial exercise price applicable to the Warrants is $20.00 per share of Common Stock. The Warrants may be exercised at any time on or before August 31, 2020, by surrender of the Warrants and a completed notice of exercise attached as an annex to the Warrants and the payment of the exercise price for the shares of Common Stock for which the Warrants are being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of Common Stock issuable upon exercise of the Warrants equal to the value of the aggregate exercise price of the Warrants determined by reference to the market price of our Common Stock on the trading day on which the Warrants are exercised or, if agreed to by us and the holder of the Warrants, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the Warrants is subject to the further adjustments described below under the heading “Adjustments to the Warrants.”

Upon exercise of the Warrants, certificates for the shares of Common Stock issuable upon exercise will be issued to the holder of the Warrants. We will not issue fractional shares upon any exercise of the Warrants. Instead, the holder of the Warrants will be entitled to a cash payment equal to the market price of our Common Stock on the last day preceding the exercise of the Warrants (less the pro-rated exercise price of the Warrants) for any fractional shares that would have otherwise been issuable upon exercise of the Warrants. We will at all times reserve the aggregate number of shares of our Common Stock for which the Warrants may be exercised. The shares of Common Stock issuable upon exercise of the Warrants are listed on the NASDAQ Global Select Market.

Rights as a Stockholder

The holder of the Warrants shall have no rights or privileges of the holders of our Common Stock, including any voting rights, until (and then only to the extent) the Warrants have been exercised.

Transferability and Assignability

The Warrants and all rights under the Warrants are transferrable and assignable, in whole or in part.

Adjustments to the Warrants

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the Warrants may be exercised and the exercise price applicable to the Warrants will be proportionately adjusted in the event we pay dividends or make distributions of our Common Stock, subdivide, combine or reclassify outstanding shares of our Common Stock.

Anti-dilution Adjustment. Until the earlier of August 31, 2013 and the date Treasury no longer holds the Warrants (and other than in certain permitted transactions described below), if we issue any shares of Common Stock (or securities convertible or exercisable into Common Stock) for less than $20.00 per share of Common Stock, then the number of shares of Common Stock into which the Warrants are exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets at fair market value;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•

in connection with public or broadly marketed offerings and sales of Common Stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of August 31, 2010.

Other Distributions. If we declare any dividends or distributions, other than a regular quarterly cash dividend out of surplus or net profits that does not exceed $22.00 per share, the exercise price of the Warrants will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of Common Stock both the number of shares issuable upon exercise of the Warrants and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring stockholder approval, the right of the holder of the Warrants to receive shares of our Common Stock upon exercise of the Warrants shall be converted into the right to exercise the Warrants for the consideration that would have been payable to the holder of the Warrants with respect to the shares of Common Stock for which the Warrants may be exercised, as if the Warrants had been exercised immediately prior to such merger, consolidation or similar transaction.

Amendment

The Warrants may be amended and the observance of any term of the Warrants may be waived with the consent of the Company and the holder of the Warrants.

Governing Law

The Warrants will be governed by and construed in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of New York.

SELLING SECURITYHOLDER

On November 21, 2008, we issued to Treasury 180,634 shares of our Series B Preferred Stock, having an aggregate liquidation amount equal to approximately $180.6 million, and a warrant to purchase 15,120.03 shares of our Common Stock for an exercise price of $1,792.00 per share, pursuant to a Letter Agreement dated November 21, 2008, and the Securities Purchase Agreement—Standard Terms attached thereto, between us and Treasury. Treasury acquired the Series B Preferred Stock and warrant as part of the Troubled Asset Relief Program, which was established pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”). EESA was enacted into law on October 3, 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.

On August 31, 2010, Treasury exchanged all 180,634 shares of our Series B Preferred Stock, plus accrued but unpaid dividends on such shares of Series B Preferred Stock (which were approximately $14.4 million as of August 31, 2010), for 195,045 newly created shares of our Series D Preferred Stock, having an aggregate liquidation amount equal to approximately $195.0 million, pursuant to the Exchange Agreement. On September 24, 2010, following the effectiveness of an amendment to our articles of incorporation increasing the total number of authorized shares of our Common Stock to 50,000,000 and the satisfaction of certain other conditions set forth in the Certificate of Determination of Preferences of Series D Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, each outstanding share of Series D Preferred Stock converted into 18.5 shares of our Common Stock. As a result, upon the conversion of the Series D Preferred Stock, we issued 3,608,332 shares of Common Stock in the aggregate to Treasury. As part of the terms of the Exchange Agreement, we also amended and restated the terms of the warrant held by Treasury to purchase 15,120.03 shares of Common Stock to provide for an exercise price of $20.00 per share and for a ten-year term ending August 31, 2020. The Common Stock and Warrants offered by this Prospectus were acquired by Treasury pursuant to the foregoing transactions.

The following description was provided by Treasury and derived from Treasury’s website. Treasury is the executive agency of the U.S. government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities such as advising the President on economic and financial issues, encouraging sustainable economic growth, and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation’s financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection, and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments, and international financial institutions to encourage global economic growth, raise standards of living, and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats, and improving the safeguards of our financial systems. In addition, under EESA, Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system.

The following table is based on information provided to us by Treasury on or about May 25, 2011 and as of such date. Because Treasury may sell all, some or none of the Securities, no estimate can be given as to the amount of shares that will be held by Treasury upon termination of this offering. For purposes of the table below, we have assumed that no Securities will be held by Treasury at such time.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Number of Warrants Beneficially Owned(1)	Percent(2)	Shares Being Offered	Warrants Being Offered	Number of Shares Beneficially Owned	Number of Warrants Beneficially Owned	Percent
U.S. Department of the Treasury	3,623,452	15,120.03	11.0%	3,623,452	15,120.03	0	0	*
1500 Pennsylvania Avenue Washington, D.C. 20220

*	Less than 1 percent
(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days of May 24, 2011.
(2)	Based on 32,903,521 shares outstanding at May 24, 2011.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The Federal Tort Claims Act bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this Prospectus, any applicable prospectus supplement or the registration statement of which this Prospectus is a part, or any other act or omission in connection with the offering to which this Prospectus and any applicable prospectus supplement relate, likely would be barred. In addition, Treasury has advised us that Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this Prospectus, any applicable prospectus supplement or the registration statement of which this Prospectus and any applicable prospectus supplement are a part or resulting from any other act or omission in connection with the offering of the Securities likely would be barred.

Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Other than this regulation and the acquisition of the Securities, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

PLAN OF DISTRIBUTION

We are registering the Securities covered by this Prospectus to permit the Selling Securityholders to conduct public secondary offerings of these Securities from time to time after the date of this Prospectus. We will not receive any of the proceeds of the sale of the Common Stock offered by this Prospectus. We may, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash, but will receive no cash if and to the extent that Warrants are exercised pursuant to the net, or “cashless,” exercise feature of the Warrants. The aggregate proceeds to the Selling Securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. The Selling Securityholders reserve the right to accept and, together with their agents, to reject, any proposed purchases of Securities to be made directly or through agents.

The Securities offered by this Prospectus may be sold from time to time to purchasers:

•	directly by the Selling Securityholders and their successors, which include their donees, pledgees or transferees or their successors-in-interest, or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Securityholders or the purchasers of the Securities. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

Any underwriters, broker-dealers, agents or other persons who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Securities and any discounts, commissions or agent’s commissions or concessions received by any such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Any persons who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The Securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the Securities may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•

through the writing of options (including the issuance by the Selling Securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	in a public auction;

•	through the settlement of short sales;

•	in privately negotiated transactions; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the Securities, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the Securities in the course of hedging their positions;

•	sell the Securities short and deliver the Securities to close out short positions;

•	loan or pledge the Securities to broker-dealers or other financial institutions that in turn may sell the Securities;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Securities, which the broker-dealer or other financial institution may resell under the Prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any Selling Securityholders and any underwriter, broker-dealer or agent regarding the sale of the Securities by the Selling Securityholders.

Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “PCBC.” The Warrants are not listed or quoted on the NASDAQ Stock Market or any other stock exchange or trading market.

There can be no assurance that any Selling Securityholder will sell any or all of the Securities under this Prospectus. Further, we cannot determine whether any such Selling Securityholder will transfer, devise or gift the Securities by other means not described in this Prospectus. In addition, any Securities covered by this Prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this Prospectus. The Securities covered by this Prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this Prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Securities pursuant to this Prospectus and to the activities of the Selling Securityholders. In addition, we will make copies of this Prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify Treasury and certain other Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public, including the payment of federal securities law and state blue sky registration fees and reasonable legal counsel fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of the Securities.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

This section describes the material United States federal income and estate tax consequences of acquiring and owning the Common Stock and Warrants. This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws. This summary does not discuss non-income taxes (except U.S. federal estate tax), any aspect of the U.S. federal alternative minimum tax, or state, local or non-U.S. taxation and assumes that the Common Stock and Warrants are held as capital assets. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (collectively, “Tax Authorities”). Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Common Stock or Warrants, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock or Warrants, you should consult your tax advisor.

We urge prospective holders to consult their tax advisors regarding the income and other tax considerations of acquiring, holding and disposing of shares of our Common Stock and the Warrants.

You are a “U.S. Holder” if you are a beneficial owner of Common Stock or Warrants and you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

You are a “Non-U.S. Holder” if you are a beneficial owner of Common Stock or Warrants and are not a U.S. Holder and are not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

Ownership of Common Stock

U.S. Holders

Dividends. In general, distributions with respect to our Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the corporate U.S. Holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of our Common Stock. Upon the sale or other disposition of our Common Stock, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in our Common Stock. Your initial tax basis for the Common Stock will be the purchase price. Such capital gain or loss will generally be long-term if your holding period in respect of such Common Stock is more than one year. Your holding period for Common Stock that you purchase in this offering will commence on the day after the purchase. For a discussion of your holding period in respect of Common Stock received upon exercising the Warrants, see below under “—Ownership of Warrants—U.S. Holders—Exercise of the Warrants.” Long-term capital gain recognized by a non-corporate U.S. Holder is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Dividends. In general, any distributions with respect to our Common Stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30 percent of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our Common Stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of Common Stock and, to the extent it exceeds your basis, as gain realized upon the sale or other disposition of your shares of Common Stock (and treated as described below under “—Sale or other disposition of our Common Stock”).

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, all or a portion of the effectively connected income may also be subject to a “branch profits tax” at a rate of 30 percent (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of our Common Stock. The sale or other disposition by Non-U.S. Holders of our Common Stock will be subject to tax in a similar manner to that described below under “—Ownership of Warrants—Non-U.S. Holders—Sale or Exercise of the Warrants.”

Ownership of Warrants

U.S. Holders

Sale of the Warrants. In general, if you are a U.S. Holder of a Warrant, you will recognize gain or loss upon the sale of the Warrant in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the Warrant. Your initial tax basis in a Warrant will be the purchase price. Gain or loss attributable to the sale of a Warrant will generally be capital gain or loss.

Exercise of the Warrants. The U.S. federal income tax consequences of the exercise of Warrants on a cashless basis as described above under “Description of the Warrants—Exercise of the Warrant” are not entirely clear. Although there is no authority directly on point, we expect that the exercise of the Warrants should be treated as a non-recognition event (except with respect to any cash in lieu of fractional shares), either because (i) the Warrants are treated as options with an exercise price of zero to receive a variable number of shares of our Common Stock or (ii) the exchange of Warrants for stock on a cashless basis is treated as a recapitalization. In either case, if you are a U.S. Holder, your tax basis in the Common Stock received would equal your tax basis in the Warrants, plus the exercise price paid (if any), less any amount attributable to any fractional share. If the Warrants are treated as options, the holding period of the Common Stock acquired upon the exercise of a Warrant should commence upon the day following the date the Warrant is exercised. If the exchange of Warrants for stock is treated as a recapitalization, the holding period of Common Stock received upon the exercise of a Warrant will include your holding period of the Warrant. Your receipt of cash in lieu of a fractional share of Common Stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the Common Stock that is allocable to the fractional shares.

Due to the absence of authority on the U.S. federal income tax treatment of the exercise of Warrants on a cashless basis, you should consult your tax advisors concerning the possible tax consequences of the cashless exercise of your Warrants.

The cash exercise of a Warrant by, or on behalf of, a U.S. Holder will generally not be a taxable transaction for U.S. federal income tax purposes. The basis of Common Stock acquired upon exercise of Warrants will equal the sum of the price paid for the Common Stock and such U.S. Holder’s tax basis in the Warrant exercised. The holding period of the new Common Stock will begin on the day after the rights are exercised.

Expiration of the Warrants. Upon the expiration of the Warrants, a U.S. Holder will recognize a loss equal to the adjusted tax basis of the Warrants. Such loss will generally be a capital loss and will be a long-term capital loss if the Warrant has been held for more than one year on the date of expiration.

Adjustments under the Warrants. Pursuant to the terms of the Warrants, the exercise price at which the Common Stock may be purchased and/or the number of shares of Common Stock that may be purchased is subject to adjustment from time to time upon the occurrence of certain events. Under section 305 of the Code, a change in conversion ratio or any transaction having a similar effect on the interest of a Warrant holder may be treated as a distribution with respect to any U.S. Holder of Warrants whose proportionate interest in our earnings and profits is increased by such change or transaction. Thus, under certain circumstances that may or may not occur, such an adjustment pursuant to the terms of the Warrants may be treated as a taxable distribution to the Warrant holder to the extent of our current or accumulated earnings and profits, without regard to whether the Warrant holder receives any cash or other property. In particular, an adjustment that occurs as a result of a cash distribution to the holders of our Common Stock will be treated as such a taxable distribution. In the event of such a taxable distribution, a U.S. Holder’s basis in its Warrants will be increased by an amount equal to the taxable deemed distribution.

The rules with respect to adjustments are complex and U.S. Holders of Warrants should consult their own tax advisors in the event of an adjustment.

Non-U.S. Holders

Sale or Exercise of the Warrants. You generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exercise or other disposition of your Warrants unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during which you held Warrants, or within the five-year period ending on the date of sale or disposition or your holding period, whichever is shorter, and certain other conditions apply.

We believe we are not, and have never been and we do not anticipate we will become, a “United States real property holding corporation.”

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to all or a portion of such effectively connected gain. If the gain from the sale or disposition of your Warrants is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30 percent on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Adjustments under the Warrants. Any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate (see “—Ownership of Warrants—U.S. Holders—Adjustments under the Warrants” above) will be subject to U.S. federal withholding tax at a 30 percent rate (or lower applicable income tax treaty rate). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to you, including, but not limited to, shares of our Common Stock delivered upon exercise of the Warrants. However, deemed dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30 percent rate (or lower applicable income tax treaty rate).

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes backup withholding on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding on dividends you receive on your shares of our Common Stock if you provide proper certification of your status as a Non-U.S. Holder or you are a corporation or one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our Common Stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of Common Stock or Warrants through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our Common Stock or Warrants through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our Common Stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30 percent on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock and warrants with respect thereto, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Common Stock and Warrants.

U.S. Federal Estate Tax

Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

CERTAIN ERISA CONSIDERATIONS

This section is specifically relevant to you if you propose to invest in the Securities on behalf of a pension, profit sharing, or other employee benefit plan, individual retirement account, or other retirement or benefit plan account or arrangement, which is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, or on behalf of any other entity the assets of which are “plan assets” under ERISA (which we refer to individually as a “Plan” and collectively as “Plans”). If you are proposing to invest in the Securities on behalf of a Plan, you should consult your legal counsel before making such investment. This section also may be relevant to you if you are proposing to invest in the Securities described in this Prospectus on behalf of a plan account or arrangement that is subject to laws that have a similar purpose or effect as the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code (which we refer to as “Similar Laws”), in which event you also should consult your legal counsel before making such investment.

ERISA and the Code prohibit certain transactions (commonly called prohibited transactions) between a Plan and any person who is a “party in interest” (within the meaning of ERISA) or a “disqualified person” (within the meaning of the Code) with respect to the Plan unless an exemption applies to the transaction. A prohibited transaction includes a direct or indirect sale or exchange between a Plan and a party in interest or a disqualified person, and a prohibited transaction can result in the imposition of excise taxes and other liabilities under ERISA and the Code. The acquisition or holding of Securities by a Plan with respect to which we or certain of our affiliates are or become a party in interest or disqualified person may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the Securities are acquired or held pursuant to and in accordance with an applicable statutory, individual or class exemption. Class exemptions include: transactions effected on behalf of a Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60, as amended), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), and transactions involving bank collective investment funds (prohibited transaction exemption 91-38, as amended). The person making the decision to invest in the Securities on behalf of a Plan or a plan which is subject to Similar Laws shall be deemed by purchasing the Securities to represent, on behalf of itself and such Plan or plan, that (a) neither the purchase of the Securities nor the exercise of any rights related to the Securities will result in a non-exempt prohibited transaction under ERISA or the Code or any Similar Laws, (b) neither we nor any of our affiliates is a “fiduciary” (within the meaning of ERISA or any Similar Laws) with respect to the purchaser in connection with the purchaser’s acquisition of or investment in the Securities, and (c) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the Securities.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the Securities offered by this Prospectus, will be passed upon by Manatt, Phelps & Phillips, LLP.

EXPERTS

Our financial statements as of December 31, 2010 and 2009 and for the four months ended December 31, 2010, the eight months ended August 31, 2010 and the years ended December 31, 2009 and 2008, and management’s assessment of the effectiveness of our internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective reports thereon incorporated in this Prospectus, and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this Prospectus information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. In the case of a conflict or inconsistency between information set forth in this Prospectus and information incorporated by reference into this Prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 12, 2011;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011;

•	our Current Reports on Form 8-K filed with the SEC on March 8, 2011 and May 16, 2011; and

•

the description of our Common Stock set forth in our Current Report on Form 8-K filed with the SEC on December 30, 2010, including any other amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

1021 Anacapa Street

Santa Barbara, California, 93101

(805) 564-6405 (Customer Contact Center)

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at http://www.pcbancorp.com as soon as reasonably practicable after we electronically files such materials with, or furnish them to, the SEC. Except for those SEC filings incorporated by reference in this Prospectus, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this Prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses payable by us in connection with the sale of the Securities being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$12,507
Legal fees and expenses*	$25,000
Accounting fees and expenses*	$10,000
Printing costs*	$5,000
Mailing and other miscellaneous expenses*	$5,000

Total	$57,507

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 15.	Indemnification of Directors and Officers

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that these provisions shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, vote of stockholders or otherwise.

Our Board of Directors has resolved to indemnify our officers and directors to the full extent permitted by Section 145 of the DGCL, and Article Ninth of our certificate of incorporation, as amended, and Article VIII of our bylaws authorize us to provide for indemnification of officers and directors to the same extent. This indemnification limits the personal monetary liability of directors in performing their duties on our behalf, to the extent permitted by the DGCL, and permits us to indemnify our directors and officers against certain liabilities and expenses, to the extent permitted by the DGCL. In addition, we maintain a directors’ and officers’ liability insurance policy that insures our directors and officers against certain liabilities, including certain liabilities under the Securities Act.

Additionally, we have entered into indemnification agreements (each, an “Indemnification Agreement”) with each of our directors and senior executive officers (each an “Indemnitee”). The Indemnification Agreements provide each of the Indemnitees with, among other things, indemnification against liabilities relating to their service as our directors and officers and the advancement of expenses under certain circumstances, in each case to the fullest extent permitted by law. The Indemnification Agreements also require us to take commercially reasonable efforts to purchase and maintain one or more policies of directors’ and officers’ liability insurance to cover liabilities asserted against, or incurred by, the Indemnitees.

The foregoing summaries are necessarily subject to the complete text of the DGCL, our certificate of incorporation, as amended, and bylaws and the agreements referred to above, and are qualified in their entirety by reference thereto.

Item 16.	Exhibits

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

See the Exhibit Index filed as part of this registration statement.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Barbara, State of California, on May 27, 2011.

PACIFIC CAPITAL BANCORP

By:	/S/ CARL B. WEBB
Name:	Carl B. Webb
Title:	Chief Executive Officer

Power of Attorney and Signatures

Each person whose signature appears below appoints Carl B. Webb and Mark K. Olson, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ GERALD J. FORD Gerald J. Ford	Director, Chairman of the Board	May 27, 2011

/S/ CARL B. WEBB Carl B. Webb	Chief Executive Officer and Director (Principal Executive Officer)	May 27, 2011

/S/ MARK K. OLSON Mark K. Olson	Chief Financial Officer (Principal Financial Officer)	May 27, 2011

/S/ H. GERALD BIDWELL H. Gerald Bidwell	Director	May 27, 2011

/S/ EDWARD E. BIRCH Edward E. Birch	Director	May 27, 2011

/S/ RICHARD S. HAMBLETON, JR. Richard S. Hambleton, Jr.	Director	May 27, 2011

/S/ D. VERNON HORTON D. Vernon Horton	Director	May 27, 2011

Signature	Title	Date

/S/ S. LACHLAN HOUGH S. Lachlan Hough	Director	May 27, 2011

/S/ ROGER C. KNOPF Roger C. Knopf	Director	May 27, 2011

/S/ GEORGE S. LEIS George S. Leis	Director	May 27, 2011

/S/ WILLIAM R. LOOMIS JR. William R. Loomis Jr.	Director	May 27, 2011

/S/ JOHN R. MACKALL John R. Mackall	Director	May 27, 2011

/S/ RICHARD A. NIGHTINGALE Richard A. Nightingale	Director	May 27, 2011

/S/ KATHY J. ODELL Kathy J. Odell	Director	May 27, 2011

EXHIBIT INDEX

Exhibit Number	Description

4.1	Certificate of Incorporation, as amended, of Pacific Capital Bancorp, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of Pacific Capital Bancorp filed on December 30, 2010.

4.2	Bylaws of Pacific Capital Bancorp, incorporated herein by reference to Exhibit 3.2 to the Annual Report on Form 10-K of Pacific Capital Bancorp for the fiscal year ended December 31, 2010.

4.3	Amended and Restated Warrant dated August 31, 2010, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Pacific Capital Bancorp filed on September 2, 2010.

5.1	Opinion of Manatt, Phelps & Phillips, LLP.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1).

24.1	Power of attorney (included on signature page hereto).